BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, December 15, 2011

Comisión Nacional de Valores (National Securities Commission)

Ref.: Class C Notes due 2019 –
Redemption of Capitalized Interest
Dear sirs,

I am writing in order to inform you that, on December 14, 2011, the board of directors of Banco de Galicia y Buenos Aires S.A. decided to partially redeem certain interest (described below) corresponding to its outstanding Class C Notes due 2019, which were issued under its global program for the Issuance and re-issuance of ordinary negotiable obligations for an aggregate principal amount of up to US$2,000,000,000.

This partial redemption corresponds to the portion of capitalized interest (calculated at a rate of 5% of face value) accrued from January 1, 2011 to June 30, 2011, in an aggregate amount equal to US$5,455,269 (five million, four hundred and fifty-five thousand, two hundred and sixty-nine U.S. dollars). This payment was originally scheduled to be made on January 1, 2014. In addition, this payment will also include the unpaid and accrued interest up to but excluding the date of the redemption payment.

Notice of this redemption will be made in a timely manner to the applicable parties.

Yours sincerely,

Patricia Lastiry
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.